



SI   17005859

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fredericks Michael INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue- Suite 801

(No. and Street)

New York   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Boyar 646-442-2160

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Curcio & Cohen, CPA's, P.C.

(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 1500	New York	NY	SEC10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**   16

OATH OR AFFIRMATION

I, Kenneth Boyar _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Fredericks Michael Securities Inc. _____ , as
of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N/A

_____

_____
                                                                          Kenneth Boyar
                                                                          Signature

2/22/17

                                                                          President
                                                                          _____
                                                                          Title

_____
         Notary Public

DIANA G HILBIG
Notary Public - State of New York
NO. 01HI6310596
Qualified in New York County
My Commission Expires Aug 25, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS



CURCIO
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA. SUITE 1500, NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website. www.curciocohen.com

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Fredericks Michael Securities, Inc. (a New York corporation), as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Fredericks Michael Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fredericks Michael Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1, computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission and information relating to possession or control requirements under rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Fredericks Michael Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fredericks Michael Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital

- 1 -

under rule 15c3-1 of the Securities and Exchange Commission, computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission and information relating to possession or control requirements under rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Curcio and Cohen CPA'S P.C.

Curcio & Cohen, CPA'S, P.C.
New York, New York
February 13, 2017

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Current Assets:		
Cash	$	18,553
Due from Related Party		5,731
Prepaid Expenses and Taxes		1,553
Total Current Assets		25,837
Property and Equipment - Net		-
Deferred Taxes		28,573
Total Assets	$	54,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$	12,500
Total Current Liabilities		12,500
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized		
100 Shares Issued and Outstanding)		100
Additional Paid-In Capital		74,900
Retained Earnings		(33,090)
Total Stockholders' Equity		41,910
Total Liabilities and Stockholders' Equity	$	54,410

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:
Advisory Income	$	74,276

Operating Expenses
Facilities Charge	39,900
Legal and Accounting Fees	30,500
Regulatory and Consulting Fees	2,896
Office and Other Operating Expenses	630
Total Operating Expenses	73,926

Net Income From Operations	350
Income Before Provision for Income Taxes	350

Provision for Income Taxes
Current	86
Deferred	68
Total Provision for Income Taxes	154

Net Income	$	196

The accompanying notes are an integral part of the financial statements.

- 4 -

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2016	$ 100	$ 73,900	$ (33,286)	$ 40,714
Net Income (Loss)	-	-	196	196
Contributions	-	1,000	-	1,000
Balance at December 31, 2016	$ 100	$ 74,900	$ (33,090)	$ 41,910

The accompanying notes are an integral part of the financial statements.

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:

Net Income	$	196
Adjustments To Reconcile Net Income To Net Cash		
Provided By (Used For) Operating Activities:		
Deferred Taxes		68
(Increase) or Decrease in Current Assets:		
Due from Related Party		(1,396)
Prepaid Expenses and Taxes		86
Increase or (Decrease) in Current Liabilities:		
Accounts Payable		-
Net Cash Provided By (Used For) Operating Activities		(1,046)

Cash Flows From Investing Activities:

None		-
Net Cash Provided By (Used For) Investing Activities		-

Cash Flows From Financing Activities:

Additional paid in capital		1,000
Net Cash Provided By (Used For) Financing Activities		1,000
Net Increase (Decrease) in Cash		(46)
Cash at Beginning of Year		18,599
Cash at End of Year	$	18,553

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Taxes	$	86
Interest	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

C) Property, Equipment and Depreciation

Property, and Equipment is recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

D) Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *(continued)*

D) Income Taxes - *(continued)*

The Company is in accordance ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2016, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable to the Company's net operating loss (NOL) tax carry-forwards. As of December 31, 2016, the Company has for federal, state and local tax return purposes, net operating losses totaling $110,534 expiring over the next 20 years. The tax benefit of the NOL carry forwards are included in the Company's calculation of its deferred tax asset. As of December 31, 2016, the amount of deferred tax assets totaled $28,573.

Realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to the expiration of the NOL carry-forwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. As such, a provision for a valuation allowance was deemed unnecessary.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2013.

E) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

G) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H) Management Review

The Company has performed an evaluation of subsequent events through February 13, 2017, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2016.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

		Estimated Useful Life
Office Furniture	$ 37,469	5 Years
Computer and Office Equipment	9,947	1- 3 Years
Total Property and Equipment	47,416	
Less: Accumulated Depreciation	(47,416)	
Net Property and Equipment	$ -	

As property and equipment is fully depreciated, no depreciation expense was incurred for the year ended December 31, 2016.

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due from the Company is pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amount due from the related party as of December 31, 2016 totaled $5,731.

B) Major Source of Income

For the year ended December 31, 2016, one hundred percent (100%) of the Company's advisory income was originated from the related party.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2016, the amounts covered by federal deposit insurance are $250,000. As of December 31, 2016, there were no uninsured amounts.

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

Current:		
Federal Corporation Tax	$	-
New York State Franchise Tax		61
New York City Corporation Income Tax		25
Total Current Taxes	$	86

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

(continued)

NOTE 5 - *PROVISION FOR INCOME TAXES - (continued)*

Deferred:

Federal Corporation Tax	$	39
New York State Franchise Tax		6
New York City Corporation Income Tax		23
Total Deferred Taxes	$	68

There are no Income taxes payable as of December 31, 2016.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2016

FREDERICKS MICHAEL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Net Capital

Total stockholders' equity	$	41,910
Deduct: stockholders' equity not allowable for net capital		-
Total stockholders' equity qualifies for net capital		41,910
Add: subordinated borrowings allowable in computation of		-

Total capital and allowable subordinated borrowings   41,910

Deductions and/or changes:
    Non-allowable assets:

Due from related party	5,731
Prepaid expenses	1,553
Deferred Taxes	28,573
Total deductions and/or changes:	35,857

Net Capital before haircuts on securities positions   6,053

Haircuts on securities   -

Net Capital $ 6,053

Aggregate indebtedness
    Items included in statements of financial conditions:
    Account payable, accrued liabilities, accrued expenses

and other items included in statements of financial conditions	$	12,500
Total aggregate indebtedness	$	12,500

Minimum net capital required $ 5,000

Excess net capital $ 1,053

Excess net capital of the greater of 10 percent of total aggregate $ 53
Indebtness or 120 percent of minimum net capital required

Ratio of aggregate indebtedness to net capital   2.07

Reconciliation with Company's computation of (included in
    Part II of Form X-17A-5 as of December 31, 2016):
    Net capital, as reported in Company's Part II (un-audited)

FOCUS report	$	6,053
Net audit adjustments resulting in increased capital		-

Net Capital per above $ 6,053

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3**

DECEMBER 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).



CURCIO
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500, NEW YORK NY 10001
TEL.212 557-9800 • FAX: 212 557-9819 • website: www.curciocohen.com

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Fredericks Michael Securities, Inc.'s Exemption Report, in which Fredericks Michael Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fredericks Michael Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and Fredericks Michael Securities, Inc. stated that Fredericks Michael Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fredericks Michael Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fredericks Michael Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Curcio and Cohen CPA's P.C.

Curcio & Cohen, CPA's, P.C.
New York, New York
February 13, 2017



Fredericks Michael Securities, Inc.
430 Park Avenue
New York, New York 10022
Tel: +1 212 732 1600
Fax: +1 212 732 1872

Fredericks Michael Securities, Inc. Exemption Report

Fredericks Michael Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Fredericks Michael Securities, Inc.

I, Ken Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Ken Boyar
Title: President
February 13, 2017